FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Two Press Releases dated March 11, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: March 11, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

News Release
March 11, 2005

ICICI Bank and Prudential strengthen relationship in India

ICICI Bank Limited (NYSE: IBN) and Prudential plc of the United Kingdom (Prudential) today announced that they are restructuring the shareholding in their Indian asset management joint venture, Prudential ICICI Asset Management Company Limited (Prudential ICICI AMC). ICICI Bank has agreed in principle to purchase from Prudential, an additional 6% share of the paid-up equity capital of Prudential ICICI AMC and Prudential ICICI Trust Limited, the trustee company for Prudential ICICI Mutual Fund. The transaction will bring ICICI group’s share to 51% while Prudential will hold 49%. The transaction is subject to approval of Securities and Exchange Board of India and such other approvals as may be required.

Both partners reiterate their continuing commitment to the growth of their successful partnership in the life insurance and asset management joint ventures. Both partners also look forward to the opening up of the pensions sector and to the further strengthening of their relationship in the life insurance joint venture as regulations permit.

Prudential entered into a joint venture agreement with the erstwhile ICICI Limited (since merged with ICICI Bank) in 1997 and since then the asset management company has grown rapidly with assets under management increasing from Rs. 1.60 billion in 1998 to Rs. 179.00 billion as at December 31, 2004. Prudential ICICI AMC has moved from being the 14th ranked asset management company in 1998 to the number 1 private sector mutual fund company in India, with a market share of 11.4% .

About ICICI Bank

ICICI Bank is the largest private sector bank in India and the second largest bank in India, in terms of assets. ICICI Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialised subsidiaries and affiliates in the areas of investment banking, life and non-life insurance, venture capital and asset management.

ICICI Bank is a leading player in the retail banking market and has over 10 million retail customer accounts. The Bank’s corporate customers include India’s leading companies as well as growth-oriented small and middle market businesses, and the products and services offered to them include loan and deposit products and fee and commission-based products and services. ICICI Bank set up its international banking group in fiscal 2002 to cater to the cross-border needs of clients and leverage on its domestic banking strengths to offer products internationally. ICICI Bank currently has subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh.

ICICI Bank had total assets of Rs. 1,462.14 billion at December 31, 2004, and profit after tax of Rs. 13.91 billion in the nine months ended December 31, 2004 (Rs. 16.37 billion in fiscal 2004). The Bank has a network of over 500 branches and extension counters, and 1,850 ATMs.

About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets, namely, the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over US$ 340.00 billion (as of December 31, 2004) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around US$ 230.00 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its Internet site www.egg.com.

Prudential is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions. Prudential also has established a complementary regional funds management business in seven Asian markets.

* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over US$ 340.00 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ ‘intention’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call:
ICICI Bank : Madhvendra Das at 91-22-26538208 or e-mail: madhvendra.das@icicibank.com.
Prudential: Anthony Shaw on 852-2918 6317 or email: Anthony.shaw@prudential.com.hk

For investor queries please call:
ICICI Bank: Rakesh Jha at 91-22-26536157 or Anindya Banerjee at 91-22-26537131 or email at ir@iccibank.com
 Prudential: Howard Green on 852-2918 6306 or email: Howard.green@prudential.com.hk

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	March 11, 2005

US GAAP accounts – nine-month period ended December 31, 2004

Pursuant to the listing of its American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE), ICICI Bank Limited (NYSE: IBN) annually publishes US GAAP financial statements. As part of the process for its sponsored American Depositary Share (ADS) offering, ICICI Bank Limited (NYSE: IBN) has prepared US GAAP accounts for the nine-month period ended December 31, 2004 (April-December 2004).

The US GAAP accounts show a net income of Rs. 525 crore (US$ 121 million) for April-December 2004 compared to a net income of Rs. 232 crore (US$ 54 million) for April-December 2003. ICICI Bank’s stockholders’ equity on December 31, 2004 as per US GAAP was Rs. 12,272 crore (US$ 2.84 billion).

As stated in the Bank’s press releases dated April 25, 2003, June 28, 2003 and May 22, 2004, there are significant differences in the basis of accounting between US GAAP and Indian GAAP. In the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable and these differences are expected to continue in future years. ICICI’s assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI’s loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank’s assets were fair valued while accounting for the merger. There is also a difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

1 crore = 10.0 million
1US$ = Rs. 43.27

The statement that we expect the differences between US GAAP and Indian GAAP to continue in future years is a forward-looking statement based upon our assessment of the current differences between the two systems. This statement is subject to a number of risks and uncertainties and other factors that could cause the situation to differ materially from our current assessment. These include possible changes in either Indian or US GAAP, changes in accounting policies or practices and changes in ICICI Bank’s business or structure as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

forward-looking statements to reflect events or circumstances after the date thereof.

A registration statement relating to an offering in the United States of our American Depositary Shares, representing our Equity Shares, by certain of our shareholders has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. We will not receive any of the proceeds from this offering. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The information contained in this press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained, when available, from Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom, Morgan Stanley, Cabot Square, Canary Wharf, London E14 4UA, United Kingdom, or UBS Investment Bank, 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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